[SENTINEL GROUP FUNDS LOGO]
One National Life Drive
Montpelier, VT 05604

                                February 14, 2007

VIA EDGAR
Mr. Vince DiStefano
Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:   Form N-14 Registration Statement
      Sentinel Group Funds, Inc.; File No. 333-139447

Dear Mr. DiStefano and Mr. Rupert:

      We respond to oral comments of the Staff given on February 12 and 13, 2007 regarding the Registration Statement on Form N-14 ("Registration Statement") of Sentinel Group Funds, Inc. ("Registrant"), which was originally filed on December 18, 2006 (as later amended) with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended.

1. Comment: Provide additional detail regarding the differences in pricing procedures between the Synovus fixed-income funds and Sentinel fixed-income funds in the proxy statement and, with respect to the Synovus Intermediate-Term Bond Fund and Sentinel Government Securities Fund, in the notes to the pro forma financial statements.

      Response: Registrant has provided the following disclosure in the proxy statement:

            On the day of the Reorganization, the net asset value of the Synovus Funds' shares will be determined in accordance with the procedures described in the corresponding Sentinel Funds' Prospectus and Statement of Additional Information, and in accordance with the Sentinel Funds' valuation procedures. While the valuation procedures and pricing services used by the Synovus Funds are comparable in many respects to those used by the Sentinel Funds, differences may result in individual securities having different values at the valuation time than was used to calculate the net asset value of an applicable Synovus Fund prior to such time. As a result, the dollar value of a Synovus Fund's shareholder's investment may be different after the applicable Reorganization than it was before. Because the fixed-income securities held by the Synovus Intermediate-Term Bond and Georgia Municipal Bond Funds are typically priced at the bid price and the fixed-income securities of the Sentinel Government Securities and Sentinel Georgia Municipal Bond Funds are typically priced at the mean of the bid and the ask prices, the net asset value of the Synovus Intermediate-Term Bond and Georgia Municipal Bond Funds are expected to be positively impacted at the time of the Reorganization, although it is possible this could not occur. Only shareholders of the Synovus Intermediate-Term Bond and Georgia Municipal Bond Funds would be affected.

      Registrant has provided the following disclosure in the notes to the pro forma financial statements:

            On the date of the Reorganization, the Synovus Intermediate-Term Bond Fund's shares will be priced in accordance with the Sentinel Government Securities Fund pricing procedures. Because fixed-income securities of the Synovus Intermediate-Term Bond Fund are typically priced at the bid price and fixed-income securities of the Sentinel Government Securities Fund are typically priced at the mean of the bid and the ask prices, the net asset value of the Synovus Intermediate-Term Bond Fund is expected to be positively impacted at the time of the Reorganization.

Mr. Vince DiStefano
Mr. Kevin Rupert
February 14, 2007
Page 2


2. Comment: Remove references to the preliminary prospectus and statement of additional information for the Sentinel Mid Cap Value and Sentinel Georgia Municipal Bond Funds.

      Response: Registrant has complied with this request.

3. Comment: Add disclosure indicating the reorganization of the Synovus Large Cap Equity Core Fund and the Sentinel Common Stock Fund is expected to benefit the Sentinel Common Stock Fund's investment advisor with respect to its fee agreement and that the fee agreement is effective prior to expense offsets.

      Response: Registrant has added the following disclosure to the fee table:

            (10)SAM has agreed to waive fees and/or reimburse expenses so that the Total Annual Fund Operating Expenses of the Class A shares of the Common Stock Fund will be no more than 1.10% until December 19, 2007 after taking into account expense offsets (such as credits from the Fund's custodian), which may reduce the Total Annual Fund Operating Expenses from that reported above. The other classes of shares of the Fund will benefit from this arrangement to the extent SAM waives its advisory fee to meet this commitment. If the Reorganization between the Large Cap Fund and the Sentinel Common Fund is approved, the economies of scale resulting from the Reorganization are expected to make it less likely that SAM will be required to waive fees and/or reimburse expenses to meet this commitment.

4. Comment: Provide additional information regarding footnote 12 to the fee table.

      Response: Registrant understands that the applicable classes of the Synovus Funds noted paid 12b-1 fees in excess of the NASD maximum allowable fee, which has been reimbursed to the Funds. The Synovus Funds have indicated that the overcharge of 12b-1 fees resulted in understatements of the NAV of the Synovus Intermediate-Term Bond Fund and the Synovus Large Cap Core Equity Fund and these understatements were handled in accordance with the Funds' NAV Error Correction Policy.

5. Comment: Provide more detail regarding the rebate of 12b-1 fees to the National Life Insurance Company retirement plans.

      Response: Registrant has added the following disclosure:

            The Funds are not assessed a distribution fee on the shares owned by National Life Insurance Company, which may result in an overall distribution fee to the Class A shares of less than the maximum Rule 12b-1 fee for so long as National Life Insurance Company maintains its investment. In addition, because it may be considered a prohibited transaction for SFSC to receive 12b-1 fees from an affiliated retirement plan, the retirement plans of the National Life Insurance Company and its affiliates receive a rebate of the 12b-1 fees paid by the plans, which first is applied to bona fide plan expenses and, then, reimbursed to plan participants.

6. Comment: In Exhibit F, indicate that the Class C share performance prior to its inception is based on the ADJUSTED Class A performance and correct footnote numbers.

      Response: Registrant has complied with this request.

7. Comment: Do not adjust for securities lending income in the pro forma statement of operations.

      Response: Registrant has removed the securities lending adjustment as requested.

8. Comment: Provide additional information in the pro forma financial statements regarding re-positioning of the Funds' portfolios.

Mr. Vince DiStefano
Mr. Kevin Rupert
February 14, 2007
Page 3


      Response: Registrant has added the following disclosure:

            G. PORTFOLIO RE-POSITIONING -- The Reorganization will not require the Large Cap Fund to dispose of a material portion of its portfolio securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Sentinel Common Fund, nor will the Reorganization require the Large Cap Fund to sell acquired portfolio securities, other than in the ordinary course of business, in order to rebalance its portfolio to comply with the prospectus limitations of the Sentinel Common Fund. The Common Fund may experience temporary increased portfolio turnover as a result of re-positioning of the portfolio of securities it receives in the Reorganization, which may result in gains or losses. However, we cannot be certain of the impact of such re-positioning. In addition, the Sentinel Common Fund will be subject to certain restrictions regarding the sale of portfolio securities it receives from the Large Cap Fund for a limited period of time in connection with the Reorganization being classified as federal tax-free.

            G. PORTFOLIO RE-POSITIONING -- The Bond Fund will be required to sell any holdings other than U.S. government securities and, to a certain extent, money market securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Sentinel Government Fund. If such securities had been sold on December 29, 2006, the Fund would have incurred an estimated tax loss of $457,000. In addition, the Sentinel Government Fund may experience temporary increased portfolio turnover as a result of re-positioning of the portfolio of securities it receives in the Reorganization, which may result in gains or losses. However, we cannot be certain of the impact of such re-positioning. In addition, each of the Sentinel Government Fund will be subject to certain restrictions regarding the sale of portfolio securities it receives from the Bond Fund for a limited period of time in connection with the Reorganization being classified as federal tax-free.

9. Comment: In the "Questions and Answers", indicate that Sentinel Asset Management, Inc., Synovus Investment Advisors, Inc. and/or their affiliates are expected to pay the costs of the reorganization, rather than the "proxy solicitation and shareholder meeting".

      Response: Registrant has added the following disclosure, which is similar to that already provided under "Costs of the Reorganizations":

            Sentinel Asset Management, Inc., Synovus Investment Advisors, Inc. and/or their affiliates have agreed to share the fees and expenses associated with Funds' participation in the reorganizations, without regard to whether the reorganizations are consummated. Any registration or licensing fee or brokerage commissions will be borne by the Fund incurring such fee.

10. Comment: In the "Questions and Answers", disclose the pre-reorganization sales expected by the Synovus Intermediate-Term Bond Fund.

      Response: Registrant has added the following disclosure:

            Each reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization. However, in lieu of the normal distribution schedule described in the prospectus, each of the Synovus Funds will declare a final dividend and distribute ordinary income and realized capital gains, if any, just prior to the Reorganization, which may result in taxable income to that Fund's shareholders. In addition, prior the reorganization, the Synovus Bond Fund must sell any holdings other than U.S. government securities and, to a certain extent, money market securities, which is expected to result in a tax loss to the Fund.

11. Comment: In the "Synopsis", disclose that certain pro forma expenses are higher.

Mr. Vince DiStefano
Mr. Kevin Rupert
February 14, 2007
Page 4


      Response: Registrant has added the following disclosure:

            EXPENSES. The pro forma net expense ratios for each Sentinel Fund projected a reduction, except the Class C shares of the Large Cap Fund and, to a lesser extent, the Class A shares of the Bond Fund, as described in more detail under "Fees and Expenses" below.

12. Comment: In the comparison of strategies, disclose that the Sentinel Government Fund has no strategy for investing in securities of a specific maturity.

      Response: Registrant has added the following disclosure:

            The Fund is currently classified as an intermediate-term bond fund, but is not required to purchase securities of any particular maturity.

13. Comment: Review whether a class-specific vote is called for under Rule 18f-3 with respect to the increase in Rule 12b-1 fees for the Class A shares of the Large Cap Equity Core Fund and Mid Cap Value Fund.

      Response: Registrant and The Advisors' Inner Circle Fund have agreed that the Class A shareholders of those Funds will receive Class I shares of the corresponding Sentinel Funds, which do not charge a Rule 12b-1 fee, in the reorganizations. Future purchases of Class I shares, other than by reinvested dividends, may only be made by such shareholders if they otherwise meet the eligibility requirements to purchase Class I shares.

      Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      Please direct any communications relating to this filing to me at (802) 229-7410.

                                                              Very truly yours,


                                                              /s/ Kerry A. Jung
                                                              Kerry A. Jung
                                                              Secretary